ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATIOIN
                                       OF
                          PERMA-TUNE ELECTRONICS, INC.


Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following articles of amendment to its Articles of Incorporation.

                                    ARTICLE I

The name of the corporation (hereinafter called "Corporation") is Perma-Tune Electronics, Inc.

                                   ARTICLE II

The following amendments to the Articles of Incorporation were adopted by unanimous written consent of the directors and by shareholders constituting 66.7% of the vote of the shareholders entitled to vote on June 3, 2002.

The amendment alters or changes Article IV of the Articles of Incorporation to increase the authorized shares of common stock to 50,000,000 shares of common stock. Article IV shall be modified to read as follows:

"The aggregate number of shares which the Corporation shall have authority to issue is Fifty Million (50,000,000) without par value."

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 2,312,700 shares of common stock and the number of shares entitled to vote thereon was 2,312,700. The number of shares consenting to the action was 1,566,600. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

         Effective this 2nd day of August, 2002.


                                /s/ Lonnie Lenarduzzi
                                ------------------------------
                                Lonnie Lenarduzzi, Chief Executive Officer